UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________ to ____________

Commission file number 0-11757

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN J.B. HUNT TRANSPORT SERVICES, INC. 615 J.B. Hunt Corporate Drive Lowell, Arkansas 72745 (479) 820-0000

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act (ERISA) and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:

Report of Independent Registered Public Accounting Firm

The Retirement Committee
J.B. Hunt Transport Services, Inc.

We have audited the accompanying statements of net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 27, 2011
Rogers, Arkansas

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Cash	$177,547	$135,193
Investments, at fair value:
Mutual funds	137,358,193	150,124,562
Common stock – J.B. Hunt Transport Services, Inc.	127,128,740	96,960,320
Common/collective trusts	97,834,780	65,030,481
Total investments	362,321,713	312,115,363
Receivables:
Notes receivable from participants	25,077,337	23,463,724
Contributions:
Participants	976,006	778,977
Employer	223,807	88,578
Accrued investment income	100,811	100,487
Total receivables	26,377,961	24,431,766
Net assets reflecting all investments at fair value	388,877,221	336,682,322

Adjustment from fair value to contract value for interest in common/collective trusts
relating to fully benefit-responsive investment contracts	(2,333,457)	4,717,230

Net assets available for benefits	$386,543,764	$341,399,552

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$43,374,754	$47,677,663
Interest and dividends	6,222,997	5,321,469
	49,597,751	52,999,132

Interest income on notes receivable from participants	1,271,481	1,461,020

Contributions:
Employer, net of forfeitures	5,219,300	2,863,607
Participants	25,545,454	23,222,181
	30,764,754	26,085,788
Total additions	81,633,986	80,545,940
Deductions from net assets attributed to:
Benefits paid to participants	36,161,582	36,485,099
Administrative expenses	328,192	270,109
Total deductions	36,489,774	36,755,208
Increase in net assets available for benefits	45,144,212	43,790,732

Net assets available for benefits:
Beginning of year	341,399,552	297,608,820
End of year	$386,543,764	$341,399,552

See accompanying notes to financial statements.

J.B. HUNT TRANSPORT SERVICES, INC.

EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of Plan

The following description of the J.B. Hunt Transport Services, Inc. (the “Company” or “Employer”) Employee Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under Section 401(k) of the Internal Revenue Code (IRC).  All employees, other than employees covered by a collective bargaining agreement, non-resident aliens, leased employees, and independent contractors, are eligible to make salary reduction contributions immediately following their employment commencement date.  Each employee that has completed one year of qualifying service is eligible to receive matching contributions.  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Each year, participants may defer from 1% up to 50% of pretax annual compensation, as defined in the Plan agreement (not to exceed limits determined under Sections 402(g) and 415(c) of the IRC).  Participants who have attained age 50 before the end of the Plan year are eligible to make catch up contributions.  Effective March 1, 2009, the Company reduced the employer match from 50% to 0% for participants that are salaried employees exempt from overtime compensation and from 50% to 25% for all other participants.  Effective July 1, 2010, the Company amended the Plan to reinstate an employer match of 50% of the first 6% of base compensation a participant contributed to the Plan for all participants.  Additional amounts may be contributed at the discretion of the Company’s Board of Directors.  No such additional amounts were contributed in 2010 or 2009.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contributions and any additional contributions and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service.  Upon a participant’s normal retirement, permanent disability or death, he or she becomes fully vested in the Plan.  If a participant terminates employment for any other reason on or after being credited with at least six years of vesting service, he or she becomes fully vested in the Plan.  Prior to the completion of six years of vesting service, the vesting percentages are as follows:  0 - 1 year – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years – 80%; 6 years – 100%.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions, restore a participant’s account for claims of benefits, or pay Plan expenses.  Forfeitures for the years ended December 31, 2010 and 2009 amounted to approximately $455,000 and $596,000, respectively.  The Company used approximately $458,000 and $635,000 to reduce Company contributions to the Plan in 2010 and 2009, respectively.  Forfeitures remaining in the Plan at December 31, 2010 and 2009 were approximately $115,000 and $118,000, respectively.

Participant Loans

Notes receivables from participants represents participant loans.  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from 1 - 5 years, or up to 20 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear fixed interest at the prime rate on the first day of the calendar month in which the loan is made, plus one percent (ranging from 4.25% to 10.5% for loans outstanding at December 31, 2010). Principal and interest are paid ratably through payroll deductions.  A participant may only have two loans outstanding at any time.

Transfers to and from Other Plans

The Plan transfers certain net assets to other plans in connection with participants who have terminated employment and begun participating in other employer plans.  Such transfers are recorded in benefits paid to participants at the fair value of the assets on the date transferred.  Similarly, the Plan allows new participants to rollover or transfer-in assets held in other qualified plans.  Such transfers are recorded in participant contributions at fair value.

Payment of Benefits

On termination of service due to normal retirement, disability or death, a participant may receive either a lump-sum amount or approximately equal monthly, quarterly or semi-monthly installments in cash equal to the value of the participant’s vested interest in his or her account.  For termination of service, other than retirement, disability or death, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan also allows for hardship distributions if a participant meets the Plan’s requirements for such distributions.

Administrative Expenses

The Company may elect to pay all administrative expenses of the Plan.  Administrative expenses not paid by the Company are paid from Plan assets.  All administrative expenses were paid by the Plan in 2010 and 2009.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value on December 31, 2010 and 2009.  See Note 3, Fair Value Measurements, for additional information on investment valuation.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  Net appreciation or depreciation in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.  The cost of securities sold is determined by the weighted average cost method.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Shares of Company common stock are valued at quoted market prices.  Investments in the common/collective trusts are valued at the net asset value per unit, as determined by the issuer of the respective trust.  All valuation methodologies approximate fair value.

Investment contracts held by a defined contribution plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

As of December 31, 2010, the Plan invests in fully benefit-responsive investment contracts through the Stable Value Fund, which is invested in two common/collective trust funds, the Invesco Stable Value Trust Fund and T. Rowe Price Stable Value Common Trust Fund.  The Stable Value Fund is designed to deliver safety and stability by preserving principal and accumulating earnings.  This Stable Value Fund is primarily invested in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts.  The Plan may withdraw from the Invesco Stable Value Trust Fund with one-year written advance notice to the trustee.  When the market value of units is less than their contract value, the Plan may also elect to withdraw units at their market value upon 10 days’ notice.  The Plan may withdraw from the T. Rowe Price Stable Value Common Trust Fund with 12 month written advance notice to the trustee.  The notice period may be shortened or waived by the trustee in its sole discretion.  There are no restrictions on participant-directed redemptions for either common/collective trust.

As of December 31, 2009, the Plan invested in investment contracts through Merrill Lynch Retirement Preservation Trust, a collective trust.  This investment was liquidated during the current Plan year and amounts were reinvested in the Stable Value Fund.

Accordingly, the Statements of Net Assets Available for Benefits presents the fair value of the common/collective trusts, as well as the adjustment of the fully benefit-responsive common/collective trusts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosure about Fair Value Measurements, (ASU 2010-06).  ASU 2010-06 requires additional disclosures regarding fair value measurements, amends disclosures about post-retirement benefit plan assets and provides clarification regarding the level of disaggregation of fair value disclosures by investment class.  ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010.  Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25).  ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest, and to be classified as notes receivable from participants.  Previously loans were measured at fair value and classified as investments.  ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively.  Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009.  Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, (ASU 2011-04).  ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements.  This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The Plan is currently evaluating the effect that the provisions of this pronouncement will have on its financial statements.

Payment of Benefits

Benefits are recorded when paid.  Defaults on participant notes receivable are recorded as benefits paid to participants.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Fair Value Measurements

The Plan investments are recorded at fair value.  Accounting guidance states fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions market participants would use in pricing an asset or liability.  As a basis for evaluating such assumptions, accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value as follows:

Level 1	Quoted prices in active markets for identified assets or liabilities
Level 2	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly
Level 3
Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions about what market participants would use in pricing the asset or liability

The following are assets measured at fair value on a recurring basis at December 31, 2010 and 2009:

December 31, 2010
Description	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large cap funds	$53,577,274	$-	$-	$53,577,274
Small cap funds	24,936,704	-	-	24,936,704
International funds	30,192,188	-	-	30,192,188
Bond/fixed income funds	28,652,027	-	-	28,652,027
Total mutual funds	$137,358,193	$-	$-	$137,358,193
Common Stock	127,128,740	-	-	127,128,740
Common/collective trusts	-	97,834,780	-	97,834,780
Total investments at fair value	$264,486,933	$97,834,780	$-	$362,321,713

December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large cap funds	$67,787,944	$-	$-	$67,787,944
Small cap funds	22,113,657	-	-	22,113,657
International funds	27,717,712	-	-	27,717,712
Bond/fixed income funds	32,505,249	-	-	32,505,249
Total mutual funds	$150,124,562	$-	$-	$150,124,562
Common Stock	96,960,320	-	-	96,960,320
Common/collective trusts	-	65,030,481	-	65,030,481
Total investments at fair value	$247,084,882	$65,030,481	$-	$312,115,363

4.  Investments

The following table presents investments representing 5% or more of the Plan’s net assets:

	December 31,
	2010	2009
Mutual Funds:
Van Kampen Growth & Income Fund	$22,475,479	$20,773,224
American Growth Fund of America	27,517,620	25,615,616
PIMCO Total Return Fund	18,666,982	21,670,458
Allianz NFJ International	22,233,027	20,404,054

Common/collective trusts:
Merrill Lynch Equity Index Trust Tier 10 ****	24,785,421	-
Stable Value Fund
Invesco Stable Value Trust Fund *	36,524,679	-
T. Rowe Price Stable Value Common Trust Fund **	36,524,680	-
Merrill Lynch Retirement Preservation Trust ***	-	65,030,481

Common Stock:
J.B. Hunt Transport Services, Inc.	127,128,740	96,960,320

*	Contract Value as of December 31, 2010 was $35,357,951.
**	Contract Value as of December 31, 2010 was $35,357,951.
***	Contract Value as of December 31, 2009 was $69,747,711.
****	The objective of the trust is to invest in a portfolio of assets whose performance is expected to match approximately the performance of the Standard & Poor’s 500 Composite Stock Index.

During 2010 and 2009, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

	December 31,
	2010	2009
Common stock	$27,504,134	$19,430,167
Mutual funds	15,278,955	28,247,496
Common/collective trusts	591,665	-
	$43,374,754	$47,677,663

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

6.	Related Party Transactions

At December 31, 2010 and 2009, the common/collective trust investments are managed by Merrill Lynch affiliates.  Merrill Lynch Retirement Services Group performs record keeping responsibilities for the Plan, and Merrill Lynch Trust Company is the Plan’s trustee.

At December 31, 2010 and 2009, the Plan held 3.1 million and 3.0 million shares, respectively, of common stock of the Company, with a fair value of approximately $127.1 million and $97.0 million, respectively.  During the years ended December 31, 2010 and 2009, the Plan recorded dividend income on the common stock of the Company of approximately $1.5 million and $1.4 million, respectively.

7.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated February 6, 2009, the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$386,543,764	$341,399,552
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,333,457	(4,717,230)
Net assets available for benefits per the Form 5500	$388,877,221	$336,682,322

The following is a reconciliation of the total additions per the financial statements to total income per the 2010 Form 5500 for the years ended December 31, 2010 and 2009:

	2010	2009
Total additions per the financial statements	$81,633,986	$80,545,940
Adjustment for change in contract value to fair value for fully benefit-responsive investment contracts	7,050,687	5,280,343
Total income per the Form 5500	$88,684,673	$85,826,283

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

EIN: 71-0335111, Plan: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

Column (a)	Column (b)	Column (c)	Column (e)
		Description of Investment
Party-in-		Including Maturity Date,
Interest	Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
Identification	Lessor, or Similar Party	Par, or Maturity Value	Value

*	Merrill Lynch Equity Index Trust Tier 10	Common/collective Trust	$24,785,421
*	INVESCO Stable Value Trust Fund	Common/collective Trust	36,524,679
*	T. Rowe Price Stable Value Common Trust Fund	Common/collective Trust	36,524,680
	Perkins Small Cap Value Fund	Mutual Fund	14,286,547
	PIMCO Real Return Fund (Admin Class)	Mutual Fund	9,985,045
	PIMCO Total Return Fund (Admin Class)	Mutual Fund	18,666,982
	Allianz NFJ International (Class A)	Mutual Fund	22,233,027
	Sentinel Small Company Fund (Class A)	Mutual Fund	10,650,157
	Van Kampen Growth & Income Fund (Class Y)	Mutual Fund	22,475,479
	Columbia Acorn International Class Z	Mutual Fund	7,959,161
	American Growth Fund of America (Class R4)	Mutual Fund	27,517,620
	INVESCO Global Real Estate	Mutual Fund	3,584,175
*	J.B. Hunt Transport Services, Inc. Common Stock	Common Stock	127,128,740
*	Particpant Loans	Interest rates ranging from 4.25%
		to 10.5% and various maturities	25,077,337
			$387,399,050

*	Party-in-interest

See accompanying report of independent registered public accounting firm and notes to financial statements.

Note: Column (d) has been omitted as all investments are participant directed.

Signature

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN

DATE: June 27, 2011	By:	/s/ David G. Mee
David G. Mee
Executive Vice President, Finance and Administration, Chief Financial Officer

Exhibit Index

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm